UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sotheby’s

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

375 Park Avenue, 21st Floor

New York, NY 10152

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Harry J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Olivier Reza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France (U.S. Green Card holder)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, and Amendment No. 3 filed on March 13, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), Harry J. Wilson (“Mr. Wilson”), and Olivier Reza (“Mr. Reza” and, together with the Third Point Reporting Persons and Mr. Wilson, the “Reporting Persons”).

This Amendment No. 4 is being filed to amend Item 3, Item 4, Item 5, and Item 7 as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $292,099,124 of their own investment capital to acquire the shares of Common Stock held by them, for a total average cost per share of $43.92.

The Third Point Reporting Persons and the Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Mr. Wilson expended an aggregate of approximately $699,500 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $46.63.

Mr. Reza expended an aggregate of approximately $454,450 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $45.45.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

On March 13, 2014, the Management Company sent a letter to the Company’s Board requesting that the Company’s Board amend the Rights Agreement (the “Rights Agreement”), dated as of October 4, 2013, between the Company and Computershare Inc., to provide a limited waiver of the 10% trigger of the poison pill for investors planning to engage in a proxy contest, such that the Management Company and its affiliates and associates would be permitted to acquire shares of Common Stock up to the 20% trigger of the poison pill already permitted for 13G investors, without being deemed an Acquiring Person (as defined in the Rights Agreement) and triggering the poison pill. The Management Company requested a response from the Company’s Board by March 21, 2014.

On March 21, 2014, the Company’s Board rejected the Management Company’s request.

On March 25, 2014, the Management Company filed a complaint against all of the members of the Company’s Board and the Company in the Court of Chancery of the State of Delaware (the “Court of Chancery”) alleging that the members of the Board breached their fiduciary duties by adopting the Rights Agreement and enforcing it against the Management Company and its affiliates and associates. In the Court of Chancery complaint, the Management Company requested, among other things, that the Court of Chancery declare the Rights Agreement unenforceable under the circumstances and require the Company to redeem the Rights Agreement in its entirety, or in the alternative, either enjoin the Company and the Board from enforcing the Rights Agreement against the Management Company and its affiliates and associates or order the Company and the Board to amend the Rights Agreement to allow the Management Company and its affiliates and associates to acquire up to 20% of the Company’s outstanding Common Stock without triggering the Rights Agreement. The Management Company also filed a motion requesting that the Court of Chancery expedite the case and hold a trial in advance of the May 6, 2014 annual meeting of the Company’s stockholders. Copies of the complaint and the motion to expedite are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by adding the following:

(a) As of 4:00 p.m., New York City time, on March 25, 2014, (i) the Third Point Reporting Persons beneficially own an aggregate of 6,650,000 shares of Common Stock (the “Third Point Shares”) held by the Funds, (ii) Mr. Wilson beneficially owns an aggregate of 15,000 shares of Common Stock (the “Wilson Shares”), and (iii) Mr. Reza beneficially owns an aggregate of 10,000 shares of Common Stock (the “Reza Shares”). The Third Point Shares represent 9.62% of the Common Stock outstanding, the Wilson Shares represent 0.02% of the Common Stock outstanding, and the Reza Shares represent 0.01% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 69,152,590 shares of Common Stock outstanding as of February 17, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Issuer with the SEC on February 27, 2014. By reason of the agreements between (i) the Management Company and Mr. Wilson with respect to Mr. Wilson serving as a Third Point Nominee and (ii) the Management Company and Mr. Reza with respect to Mr. Reza serving as a Third Point Nominee, the Third Point Reporting Persons, Mr. Wilson, and Mr. Reza may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.

(c) Set forth on Schedule I hereto are all transactions in securities of the Issuer effected by Mr. Reza since March 13, 2014, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 25, 2014. None of the Third Point Reporting Persons or Mr. Wilson have effected any transactions in securities of the Issuer since March 13, 2014 through 4:00 p.m., New York City time, on March 25, 2014.

***

In connection with its solicitation of proxies for the 2014 annual meeting of the Issuer, Third Point LLC and certain of its affiliates have filed a preliminary proxy statement, originally filed on March 17, 2014 (the “Preliminary Proxy Statement”), with the Securities and Exchange Commission (the “SEC”). Third Point LLC will furnish the definitive proxy statement to the Issuer’s stockholders, together with a WHITE proxy card. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PRELIMINARY PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PRELIMINARY PROXY STATEMENT, AS FILED, AND ANY FURTHER OR OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

The following persons are participants in the solicitation of the Issuer’s stockholders: Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Reinsurance Co. Ltd., Lyxor/Third Point Fund Limited, Third Point Advisors LLC, Third Point Advisors II LLC, Harry J. Wilson and Olivier Reza. Certain of these persons hold direct or indirect interests as of 4:00 p.m., New York City time, on March 25, 2014 as follows: Third Point LLC beneficially owns 6,650,000 shares of Common Stock; Mr. Loeb beneficially owns 6,650,000 shares of Common Stock; Third Point Offshore Master Fund L.P. may be deemed to beneficially own 2,760,500 shares of Common Stock; Third Point Ultra Master Fund L.P. may be deemed to beneficially own 1,801,700 shares of Common Stock; Third Point Partners L.P. may be deemed to beneficially own 178,600 shares of Common Stock; Third Point Partners Qualified L.P. may be deemed to beneficially own 1,103,200 shares of Common Stock; Third Point Reinsurance Co. Ltd. may be deemed to beneficially own 684,400 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 121,600 shares of Common Stock; Third Point Advisors LLC may be deemed to beneficially own 1,281,800 shares of Common Stock; Third Point Advisors II LLC may be deemed to beneficially own 4,562,200 shares of Common Stock; Mr. Wilson beneficially owns 15,000 shares of Common Stock; Mr. Reza beneficially owns 10,000 shares of Common Stock; and Messrs. Loeb, Reza and Wilson each have an interest in being nominated and elected as a director of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit Number	Description of Exhibits

99.5	Verified Complaint, filed in the Court of Chancery of the State of Delaware on March 25, 2014

99.6	Motion to Expedite, filed in the Court of Chancery of the State of Delaware on March 25, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2014	THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: March 26, 2014	DANIEL S. LOEB

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: March 26, 2014	HARRY J. WILSON

/s/ Harry J. Wilson

Date: March 26, 2014	OLIVIER REZA

/s/ Olivier Reza

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Reza Shares which was effectuated by Mr. Reza since March 13, 2014 inclusive of any transactions effected through 4:00 p.m., New York City time, on March 25, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share
3/17/14	6,000	$45.01